Filed by Berry Petroleum Company
Commission File No. 001-09735
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Berry Petroleum Company
Commission File No. 001-09735

BERRY PETROLEUM COMPANY

LINN Energy and LinnCo offer to acquire Berry


ROCKIES
CALIFORNIA
TEXAS

November 2013

Safe Harbor and Cautionary Note

SAFE HARBOR UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This presentation contains forward-looking statements concerning expectations about the Company's future business and results of operations. Words such as "anticipate," "can," "could," "will," "intend," "continue," "target(s)," "expect," "achieve," "strategy," "future," "estimated," or other comparable words or phrases or the negative of those words, and other words of similar meaning indicate forward-looking statements. These statements may include but are not limited to forward-looking statements about acquisitions of properties, expectations of plans, strategies, objectives and anticipated financial and operating results of the Company. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including those discussed under "Risk Factors" in the Company's Annual Report on Form 10-K for the year ended December 31, 2012, Quarterly Report on Form 10-Q for the three months ended March 31, 2013 and other SEC filings, which could cause its actual results to differ from those projected in any forward-looking statements that it makes. The Company believes that it is important to communicate its future expectations. However, there may be events in the future that the Company is unable to accurately predict or control and that may cause its actual results to differ materially from the expectations describe in its forward-looking statements. Forward-looking statements speak only as of the date of such statement.

CAUTIONARY NOTE REGARDING HYDROCARBON DISCLOSURES

The U.S. Securities and Exchange Commission (SEC) requires oil and gas companies, in filings made with the SEC, to disclose proved reserves, which are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs, under existing economic condition, operating methods, and governmental regulations. The SEC permits the optional disclosure of probable and possible reserves. The SEC defines "probable" reserves as "those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered." The SEC defines "possible" reserves as "those additional reserves that are less certain to be recovered than probable reserves." The Company applies these definitions in estimating probable and possible reserves. Statements of reserves are only estimates and may not correspond to the ultimate quantities of oil and gas recovered. Any estimates provided in this presentation that are not specifically designated as being estimates of reserves may include estimated quantities not necessarily calculated in accordance with, or contemplated by, the SEC's reserve reporting guidelines. The Company may use terms describing hydrocarbon quantities in this presentation including but not limited to "oil in place," "resource," "risked resource," "EURs (Estimated Ultimate Recovery)," and "barrels in place" that the SEC's guidelines prohibit it from including in filings with the SEC. These estimates are by their nature more speculative than estimates of reserves prepared in accordance with SEC definitions and guidelines and accordingly are substantially less certain. Investors are urged to consider closely the reserves disclosures in the Company's Annual Report on Form 10-K for the year ended December 31, 2012.

Unless otherwise stated, hydrocarbon volume estimates have not been risked by Company management. Factors affecting ultimate recovery include the scope of the Company's ongoing drilling program, which will be directly affected by the availability of capital, drilling and production costs, commodity prices, availability of drilling services and equipment, drilling results, lease expirations, transportation constraints, regulatory approvals and other factors, and actual drilling results, including geological and mechanical factors affecting recovery rates. Accordingly, actual quantities that may be ultimately recovered from the Company's interests will differ substantially from its estimates of potential reserves, and could be significantly less than its targeted recovery rate. In addition, the Company's estimates of reserves may change significantly as development of its resource plays and prospects provide additional data.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transactions, LinnCo and Linn have filed with the SEC a registration statement on Form S-4 (Registration No. 333-187484) that includes a joint proxy statement of LinnCo, LINN and Berry that also constitutes a prospectus of LINN and LinnCo. Each of Berry, LINN and LinnCo also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the definitive joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Berry, LINN and LinnCo with the SEC at the SEC's website at www.sec.gov. You may also obtain these documents by contacting LINN's and LinnCo's Investor Relations department at (281) 840-4193 or via e-mail at ir@linnenergy.com or by contracting Berry's Investor Relations department at (303) 999-4071 or via email at ir@bry.com.

PARTICIPANTS IN THE SOLICITATION

Berry, LINN and LinnCo and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about LinnCo and LINN's directors and executive officers is available in the Registration Statement on Form S-4 relating to the merger. Information about Berry's directors and executive officers is available in Berry's Form 10-K/A for the year ended December 31, 2012, dated April 30, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the definitive joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Berry, LINN or LinnCo using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Table of contents

1. Overview of LINN Energy / LinnCo and Berry Petroleum transaction


ROCKIES
CALIFORNIA
TEXAS

LINN Energy / LinnCo and Berry Petroleum transaction overview

On November 4th, 2013, the boards of directors of LINN Energy ("LINN") , LinnCo and Berry Petroleum ("Berry") Company announced the unanimous approval of an amendment to the initial merger agreement ("Revised Agreement") to provide for an increase in the exchange ratio in the proposed merger

- 1.680 LinnCo shares per Berry share
  - 100% stock consideration
  - Increase of 34% more LinnCo shares than the initial merger agreement signed on February 20th, 2013 (the "Initial Agreement") and a 53% increase to the initial proposal on January 29th, 2013 ("Initial Proposal")
- Consideration to be received by Berry shareholders was valued at $55.79 per Berry share at announcement based on LinnCo's closing price as of November 1st, 2013
  - 14% premium to Berry's 52-week high on November 1, 2013
    - Berry had increased 14% in the 30 days prior to November 1, 2013
  - 45% premium to Berry's closing price on February 20th, 2013
- Transaction valued at approximately $4.9 billion including the assumption of debt
- Unitholder / shareholder meetings for LINN, LinnCo and Berry will be held on Monday, December 16th, 2013
  - Record date is November 14th, 2013
  - Transaction requires unitholder / shareholder votes of LINN, LinnCo and Berry
- Accretive to LINN's ability to pay distributions / dividends and significantly improved debt metrics

Wall Street commentary on LINN / LinnCo / Berry transaction

"The price represents around $18.00 per Boe proved (versus $15.50 per Boe in the original deal), and $118,000 per flowing Boe (versus $107,500 per flowing Boe originally). **These look like solid deal metrics from our perspective.** The new deal represents around a 10% discount to our $61.50 NAV, which is based on $95 per barrel WTI crude oil. This seems appropriate given regulatory risk in California. **We think that the new price is reasonably fair and will be accepted by BRY's shareholders.**"

RBC Capital Markets, 4 November 2013

"We suspect improving BRY Permian prospects justify the revised bid. Based on Friday's closing prices, this revised 1.68x LNCO to BRY ratio equates to a bid of $55.79 per BRY share a 14% premium to BRY's most recent close of $48.75, equivalent to 1.47x LNCO's $33.21 settlement. With Linn management still expecting this deal to drive LNCO cash flow accretion according to today's press release, **we believe that enhanced prospects for BRY's horizontal Wolfcamp acreage may justify the $600MM increase in economic value of the merger.**"

Baird, 4 November 2013

"**The LNCO/BRY merger S-4 drama and the subsequent questions about LINN's accounting have now finally been put to rest. Therefore, the LINN investment thesis has been highly de-risked. Investors are now able to turn their attention to the pending LinnCo/Berry merger and the potential for a sizeable distribution increase in 1Q14.** Given the company's long-term growth prospects, and the further yield compression we expect in the stock price given the removal of the fear overhang associated with the S-4 process, we reiterate our **Outperform rating [on LINN]**."

Raymond James, 4 November 2013

"**We thought the sharp sell-off in [LINN / LinnCo] units/shares following announcement of an SEC inquiry, market concerns over its hedge accounting and maintenance capex, and fears over the Berry (BRY) acquisition were overdone**. Over the last 3-4 days, Linn has announced (1) it expects no further comments from the corporate SEC division on its S-4 filing, which we believe alleviates many of the accounting concerns, and (2) a revised, 34% higher offer for BRY... We interpret the fact that the SEC has no further comments on its S-4 as a positive... We believe resolution of those comments signals reduced risks around scrutiny of its hedge accounting and maintenance capex practices."

Goldman Sachs, 5 November 2013

"...**We believe the new exchange ratio of 1.68 LNCO shares for each BRY share is a fair price that shakes out to about $55/share**. We believe this price, which is in line with our NAV, **reflects the strong operational gains Berry made over the past 8-9 months** as well as the value created by the industry in the Permian basin by going horizontal... **Investors that stuck with Berry through the dealings with LINE/LNCO and the SEC look to be rightfully paid for that loyalty/patience with an additional $9/share** (or about 20% return) from the previous deal. Meanwhile, since August, the stock has moved about $12/share (or about 30%) so investors that noticed a potential opportunity to pick up a stock with solid operations and Permian upside also fared well.

Still accretive according to LINE even at the higher ratio. This is obviously important to get the deal closed from LINE's side, as a higher price for the stock was for Berry shareholders, and **we believe this should allow the deal to go through from a voting perspective.**"

Wunderlich Securities, 6 November 2013

Chronology: LINN / LinnCo and Berry merger

- **Summer, 2011:** Berry engaged in discussions with an independent publicly traded oil and natural gas exploration and production company regarding the possibility of an acquisition of Berry. Berry determined that the transaction was no longer in the best interest of Berry and its stockholders.
- **Summer, 2012:** Berry engaged in discussions with another independent publicly traded oil and gas exploration and production company regarding the possibility of a merger with Berry. Company indicated to Berry that it was no longer interested in pursuing discussions regarding a merger.
- **December 17-18, 2012:** LinnCo / LINN, via Citigroup, contacted Robert Heinemann, President and CEO of Berry, to propose a meeting with Mark Ellis, Chairman, President and CEO of LinnCo / LINN, regarding a potential business combination. At the meeting, Mr. Ellis explained that LinnCo / LINN were interested in pursuing an acquisition of Berry.
- **January 3, 2013:** Berry and LINN executed a confidentiality agreement in connection with the evaluation of a potential transaction.
- **January 29, 2013:** The LinnCo / LINN boards of directors authorized Mr. Ellis to propose a stock-for-stock merger between Berry and LinnCo with a conversion ratio between 1.10 and 1.15 LinnCo common shares. Mr. Ellis called Mr. Heinemann and **offered a 1.10 exchange ratio**.
- **February 2, 2013:** Berry informed LINN that 1.10 was insufficient and proposed a 1.275 exchange ratio. Mr. Ellis responded that an exchange ratio of 1.275 would not be acceptable.
- **February 3, 2013:** Following proposals of a 1.15 exchange ratio by LINN and 1.20 by Berry, Mr. Ellis informed Mr. Heinemann that he was prepared to recommend to the LinnCo board of directors that LinnCo move forward on the basis of an exchange ratio of 1.19.
- **February 5-6, 2013: Berry, via Credit Suisse, contacted representatives of two large public oil and gas companies to inquire whether either company would potentially be interested in engaging in a business combination transaction with Berry. Neither ultimately made an acquisition proposal to Berry**.
- **February 14-16, 2013:** An equity analyst published a report and Barron's published an article questioning LINN's activities related to derivatives.
  - February 15, 2013: LINN and LinnCo's unit / share prices decreased 3.8% and 2.2%, respectively
- **February 15, 2013:** Mr. Heinemann informed Mr. Ellis that the Berry board of directors had concluded that the exchange ratio of 1.19 was no longer acceptable.
- **February 16-18, 2013:** Representatives of each of Berry, LINN and LinnCo met to review and discuss LINN's accounting practices relating to derivatives with representatives of each party's outside legal and financial advisors. LINN explained to Berry that these points related to LINN's presentation of certain non-GAAP measures, including adjusted EBITDA, and not LINN's GAAP accounting.
- **February 19, 2013:** Representatives of Berry, LINN and LinnCo met with each party's independent public accounting firms to review and discuss LINN's accounting practices relating to derivatives.
- **February 19, 2013:** Mr. Ellis proposed a revised exchange ratio of 1.23 and Mr. Heinemann proposed that the exchange ratio be increased to a 1.27.
- **February 20, 2013:** LinnCo, LINN, and Berry **mutually agreed on the 1.25 exchange ratio**.
- **February 21, 2013:** Berry, LinnCo and LINN announced the execution of the initial merger agreement and the proposed transactions.

Source: Prospectus filed on 11/14/13.

Chronology: LINN / LinnCo and Berry merger (cont'd)

- **March 22, 2013:** LINN and LinnCo filed with the SEC a registration statement on Form S-4.
- **Spring – Fall, 2013:** Berry, LINN and LinnCo worked to address comments from the staff of the Division of Corporation Finance of the SEC to the registration statement and certain of LINN and LinnCo's other filings with the SEC. The initial merger agreement provided that any of the parties had the right to unilaterally terminate the merger agreement without penalty if certain of the conditions to closing, including shareholder approval of the merger, were not satisfied by a date certain (the "End Date"), which was set at October 31, 2013 in the initial merger agreement.
- **July 1, 2013:** LINN and LinnCo announce that they were notified by the staff of the SEC that it had commenced an informal inquiry regarding LINN and LinnCo (the "SEC Inquiry").
  - **LINN issued a press release to voluntarily disclose the informal SEC inquiry**
- **September 11, 2013:** Mr. Heinemann informed Mr. Ellis that the Berry board of directors would not approve an extension of the End Date at this time.
- **September 23, 2013:** Berry sent LINN and LinnCo correspondence requesting information relating to: (i) the SEC Inquiry; (ii) the class action and derivative shareholder lawsuits that had been filed against LINN and LinnCo; (iii) communications with the staff of the SEC regarding the status of the registration statement; and (iv) LINN's updated results of operations, including information related to LINN's outlook for the remainder of 2013 and acquisitions and potential acquisitions.
- **September 25, 2013:** LINN and LinnCo provided access to this information to Berry.
- **September and October, 2013:** The parties discussed the possibility of an extension to the End Date and an adjustment to the exchange ratio.
- **October 23, 2013:** Berry announced Q3 earnings. Mr. Ellis informed Mr. Heinemann that LINN and LinnCo would delay negotiations until after LINN and LinnCo had released Q3 earnings.
- **October 28, 2013:** LINN and LinnCo released Q3 earnings.
- **October 30, 2013:** Mr. Ellis proposed a revised exchange ratio that translated into **1.58 LinnCo common shares per share of Berry common stock**. Mr. Ellis also proposed an extension of the End Date to January 31, 2014.
- **October 30, 2013:** Berry communicated to LINN and LinnCo that Berry would like their best offer with respect to the exchange ratio. Berry further communicated that it **would likely terminate the initial merger agreement if the proposed 1.58 exchange ratio was LINN's and LinnCo's best proposal**.
- **October 31, 2013:** Mr. Ellis called Mr. Heinemann and **proposed a revised exchange ratio** that would result in each share of Berry common stock being converted into a number of LinnCo common shares **having a value of $52.59 (1.75 exchange ratio)**. Mr. Heinemann requested that the proposed merger consideration be **increased by $2.50 in cash** to approximately **$55.00** per share. **Mr. Ellis rejected this proposal**.
- **November 1, 2013:** LINN and LinnCo issued a press release announcing that the staff of the Division of Corporation Finance of the SEC advised LINN and LinnCo that it had no further comments to the S-4 registration statement. The market price of LinnCo common shares rose approximately twelve percent.
  - Berry share price was up 2% on the announcement and its peers were flat
- **November 1, 2013:** Mr. Ellis contacted Mr. Heinemann to offer a revised exchange ratio of 1.65. Following a request by Berry for an exchange ratio of 1.73, Mr. Ellis offered a **revised exchange ratio of 1.68**, which would result in consideration of approximately **$55.79** per share.
- **November 4, 2013:** Berry, LINN, and LinnCo issued a joint press release announcing the execution of the amendment to the merger agreement, the amendment to the contribution agreement and the revised terms of the proposed transactions.

Source: Prospectus filed on 11/14/13.

Summary of LinnCo proposal / agreements

	Initial Proposal 1/29/2013	Initial Agreement 2/20/2013	Revised Agreement 11/1/2013
Berry closing share price at time of proposal / agreement	$35.53	$38.59	$48.75
Berry 2013E EBITDA multiples at market [1]	*4.9x*	*5.1x*	*6.3x*
Berry 2014E EBITDA multiples at market [1]	*4.7x*	*5.0x*	*5.7x*
LinnCo closing share price at time of proposal / agreement	$39.99	$36.99	$33.21
LinnCo dividend yield [2]	*7.3%*	*7.8%*	*8.7%*
Berry at time of proposal / agreement			
Number of LinnCo shares per Berry share	**1.100x**	**1.250x**	**1.680x**
Increase over Initial Proposal (1/29/13)		*13.6%*	*52.7%*
Increase over Initial Agreement (2/20/13)			*34.4%*
Implied Berry share price	**$43.99**	**$46.24**	**$55.79**
Increase per share over Initial Proposal (1/29/13) – $		*$2.25*	*$11.80*
Increase over Initial Proposal (1/29/13) – %		*5.1%*	*26.8%*
Increase per share over Initial Agreement (2/20/13)– $			*$9.55*
Increase over Initial Agreement (2/20/13) – %			*20.7%*
Implied dividend per Berry share [2]	$3.19	$3.63	$4.87
Increase over Berry's standalone dividend [3]	*897%*	*1033%*	*1423%*

Berry shareholders are receiving ~$600 million of additional value over the Initial Agreement

Source: Company filings and FactSet Research Systems.

(1) Enterprise value based on Berry share and balance sheet data per Berry public filings at the date of the Initial Proposal, Initial Agreement and Revised Agreement, respectively. 2013E and 2014E EBITDA at Revised Agreement per the Prospectus filed on 11/14/13. 2013E and 2014E EBITDA at Initial Proposal and Initial Agreement per the Form S-4 Registration Statement Amendment 6 filed on 10/29/13.

(2) Based on LinnCo stated current annualized dividend of $2.90 per share.

(3) Based on Berry stated current annualized dividend of $0.32 per share.

The implied transaction price is at a premium to Berry's 52-week high



Implied Berry transaction price at announcement(1): $55.79
Implied Berry transaction price as of 11/22/13(2): $52.85
Berry average / closing share price
Offer price as % premium
59.7%
52.2%
44.6%
33.5%
19.0%
16.8%
14.4%
$34.92
$36.65
$38.59
$41.80
$46.87
$47.75
$48.75
Q4 2012 Average closing share price
1/1/13 – 2/20/13 Average closing share price
2/20/2013 Closing price at Initial Agreement
8/7/13 Closing price after Q2 earnings announcement
10/23/13 Closing price after Q3 earnings announcement
10/31/13 Closing price(3)
11/1/13 Berry's 52-week high closing price
Average Berry closing share price
Implied premium at announcement
Berry closing share price

Berry's share price significantly increased YTD 2013 and closed at its 52-week high on November 1, the day prior to announcement

Source: FactSet Research Systems.
(1) Based on 1.680x shares of LinnCo per Berry share and LinnCo's closing share price of $33.21 as of 11/1/13.
(2) Based on 1.680x shares of LinnCo per Berry share and LinnCo's closing share price of $31.46 as of 11/22/13.
(3) On November 1, LINN issued a press release stating the SEC had no further comments to the S-4.

LINN is offering compelling value for Berry shareholders

The implied transaction price is at a premium to Berry's 52-week high

Premium to 52-week high closing share price prior to announcement


Acquiror / target
Apache / Mariner
44.9%
LinnCo / Berry[1]
14.4%
Occidental / Vintage
13.7%
Chevron / Atlas
13.3%
Exxon / XTO
12.6%
Cimarex / Magnum
12.3%
Denbury / Encore
11.5%
ConocoPhilips / Burlington
11.2%
Plains / Pogo
10.1%
Helix / Remington
9.0%
Average of transactions: 8.9%
Petrohawk / KCS
8.2%
Freeport / Plains
7.5%
Halcon / GeoResources
6.8%
Chevron / Unocal
(2.1%)
Sandridge / Arena
(11.6%)
Forest Oil / Houston
(19.4%)

Source: IHS Herolds, press releases and company filings

Note: Includes E&P transactions since 2005 with a stock component. LinnCo / Berry not included in average.

(1) Based on 1.680x shares of LinnCo per Berry share and LinnCo's closing share price of $33.21 as of 11/1/13.

2. Berry Petroleum company profile


ROCKIES
CALIFORNIA
TEXAS

Berry Petroleum Company Profile

Developing Oil Assets in 3 Major Basins

Overview

- Berry Petroleum is a Denver-based independent E&P company focused on developing its oil assets in the
  - San Joaquin Basin in California
  - Uinta Basin in Utah
  - Permian Basin in Texas
- Berry's strategy is to grow its oil production 10-15% per year while generating top quartile operating margins to increase its Cash Flow per Share at a double-digit pace

Key Statistics

	2011	2012	2013E
Production (BOED)	35,687	36,402	40,500 – 40,800
• Oil	24,771	27,393	32,400 – 32,600
• Oil Percentage	70%	75%	~80%
• Nat Gas	10,916	~9,000	-5 to 10%
Total Capital $ MM	$527	$675	~$600

2013 Capital Distribution



Permian
25%
CA Diatomite
32%
Uinta
25%
10%
CA New
Steam Floods
8%
CA Base

276 MM BOE Proved Reserves Year End 2012



Natural Gas
48
California
128
Uinta
37
63
Permian

Production Summary

Strong Growth Execution in 3 Oil Basins

Highlights from Last 12 Months

- Oil production has grown 20% since Q3 2012 with total corporate production growing 14%
- Company production mix increased to 80% oil
- Diatomite production increased from 3,500 BOE/D to 5,260 BOE/D
- South-Midway team continues to minimize production decline from Berry's legacy assets
- New Steam Floods production has grown 71% due to success at McKittrick 21Z

Production of 5 Oily Asset Teams, Q3 '12 to Q3 '13



40,000
30,000
20,000
10,000
0
BOE/D
5 Oil Teams: +19%
Uinta: +36%
Permian: +22%
NSF: +71%
Diatomite: +50%
SMWSS: -3%
Q3 2012
Q3 2013

Increased Oil Mix since 2010



40,000
30,000
20,000
10,000
0
BOE/D
Oil
Gas
66%
66%
70%
75%
80%
2009
2010
2011
2012
2013 YTD

Production of 5 Oily Asset Teams, 2009 to 2013



40,000
30,000
20,000
10,000
0
BOE/D
14% CAGR
Permian
Uinta
NSF
Diatomite
S. Midway
2009
2010
2011
2012
2013

Berry's Top-Tier Margins

- Berry has increased its operating margin since 2009 as oil prices have risen and the Company has concentrated its capital investment into oil assets, while remaining efficiently hedged
- The Company's California assets currently enjoy Brent-linked pricing
- Uinta crude is sold at a discount to WTI. Berry has improved its marketing by railing a portion of its crude oil to markets outside of Utah
- Berry's 2013 corporate margin is ~$50/BOE

Top-Tier Operating Margins



$/BOE
$50
$40
$30
$20
$10
$0
$30
$36
$45
$49
$49
2009
2010
2011
2012
2013 YTD

Q3 2013 Margin Per BOE, BRY vs. Peers



$/BOE
$75
$60
$45
$30
$15
$0
$51

* Peers include: BBG, COG, DNR, FST, KWK, LPI, NFX, ROSE, SD, SFY, SGY, SM, WLL, XEC

Q3 2013 Margins and 2013 Capital Distribution



$/BOE
$75
$60
$45
$30
$15
$0
$70
50% Capital
$59
25% Capital
$42
25% Capital
$13
California
Permian
Uinta
Natural Gas

2013 Update

Focus on Oil Growth Driving Company Performance

2013 Accomplishments

1. **Continuously developed the Diatomite and delivered consecutive quarterly growth**
2. **Maintained California base production and margins while growing New Steam Floods**
3. **Launched 'crude-by-rail' initiative in Uinta, beginning long-term improvement in price realization**
4. **Focused on Ector County development in Permian**

Invest in Consistent Oil Growth



40,000
30,000
20,000
10,000
0
BOE/D
Oil
Gas
66%
66%
70%
75%
80%
2009
2010
2011
2012
2013E

Cash Flow Per Share / Cash Flow ($MM)



* At $90 WTI
$12
$8
$4
$0
CFPS
$4.75
$213
$6.87
$367
$8.42
$456
$9.06
$501
~$11
~$600
2009
2010
2011
2012
2013E

Growth from Assets in Three Oil Basins



40,000
30,000
20,000
10,000
0
BOE/D
14% CAGR
Permian
Uinta
California
2009
2010
2011
2012
2013E

3. A LINN / Berry combination provides compelling value for Berry shareholders

A LINN / Berry combination provides compelling value for Berry shareholders

1. Berry's assets fit well in a MLP / yield structure
2. Significantly increases Berry's per share dividend
3. All-stock transaction provides Berry shareholders with upside in a strong pro forma combined company
4. Greater asset and commodity diversification
5. LINN is the most logical buyer; Berry did not receive a topping bid after the initial announcement
6. LINN is offering compelling value for Berry shareholders
7. LINN's tax attributes and unique structure benefit Berry shareholders in pro forma company

Berry's board and management believe negotiated terms are in best interest of shareholders

① Berry assets fit well in a MLP / yield structure

	Berry
▪ Long-lived reserves with shallow decline profile	☑
▪ Heavy oil assets	☑
▪ Expected to generate significant free cash flow	☑
▪ High margin / high return assets	☑
▪ Multi-year drilling inventory	☑

2 Significantly increases Berry's per share dividend

Berry vs. LINN

Berry dividends

($ per share)


$4.87
$1.28
$1.28
$1.58
$1.88
$2.18
$2.48
$2.79
$3.11
$3.43
$0.30
$0.30
$0.30
$0.30
$0.31
$0.32
$0.32
2006(1)
2007
2008
2009
2010
2011
2012
2013
Implied(2) LinnCo
Cumulative dividends per share
Dividends per Berry share

LINN distributions

($ per unit)


$20.11
$17.21
$2.90
$2.90
$14.31
$2.52
$2.52
$2.58
$2.29
$11.58
$2.73
$1.67
$9.00
$6.48
$3.96
$1.67
2006
2007
2008
2009
2010
2011
2012
2013
Cumulative distributions per unit
Distributions per LINN unit

Aggregate dividends / distributions per year ($MM)

	2006	2007	2008	2009	2010	2011	2012	2013
Berry	$13	$13	$13	$14	$16	$16	$18	$18
LINN	$32	$155	$290	$303	$366	$466	$596	$682

Cumulative dividends / distributions ($MM)

	2006	2007	2008	2009	2010	2011	2012	2013
Berry	13	26	39	53	69	85	103	121
LINN	32	187	477	780	1,146	1,612	2,209	2,891

From LINN's IPO in 2006 through 2013, LINN will have distributed a total of $20.11 per unit and Berry will have paid dividends of $3.43 per share in total

Source: Company filings.

(1) Includes dividends of $0.28 in cash and $1.00 in stock.

(2) Based on LinnCo's $0.2416 per share monthly distribution, or $2.90 on an annualized basis, declared on 10/29/13 and 1.680x shares of LinnCo per Berry share.

3 All-stock transaction provides Berry shareholders with upside in a strong pro forma combined company

- Combined company will be one of the largest independent oil and natural gas companies in North America
  - Pro forma production of more than 1 Bcfe per day
  - Proved reserves of approximately 6.6 Tcfe (54 percent liquids)
- Accretive to LINN's cash available for distribution
- Berry shareholders have the opportunity to participate in future upside and price appreciation
- LINN and LinnCo are currently trading at historically high yields
  - Potential to revert to historically lower yields
- Combined company has a geographically diverse, long lived asset base with strong and stable cash flow
  - LINN hedges out 100% of expected production for 5 years
- Potential for production optimization and cost savings
- Substantial size can be a benefit in the MLP market (e.g. Enterprise and Kinder Morgan)
  - Greater access to capital markets
  - Ability to complete larger transactions
- Combined size and scale can maximize value of Berry's assets, oil technical expertise, while lowering capital intensity

3 All-stock transaction provides Berry shareholders with upside in a strong pro forma combined company

($ in millions)

Rank	Selected independent E&Ps	Enterprise value (11/22/13)
1	ConocoPhillips	$108,891
2	Anadarko Petroleum	57,536
3	EOG Resources	51,396
4	Apache Corp	47,367
5	Canadian Natural Resources	45,116
6	Chesapeake Energy	34,560
7	Marathon Oil	32,547
8	Devon Energy	31,151
9	Noble Energy	30,086
10	Pioneer Natural Resources	28,061
11	Continental Resources	25,173
12	**LINN + Berry[(1)]**	**18,634**
13	EnCana	18,300
14	Talisman Energy Inc	17,735
15	Crescent Point Energy	16,645
16	EQT Corporation	15,909
17	Cabot Oil & Gas	15,905
18	Range Resources	15,892
19	Southwestern Energy	15,463
22	**LINN Energy**	**14,049**
36	**Berry Petroleum**	**4,585**

Rank	Selected MLPs	Enterprise value (11/22/13)
1	Enterprise Products Partners	$75,524
2	Energy Transfer Equity	58,295
3	Kinder Morgan Energy Partners	48,540
4	Energy Transfer Partners	40,821
5	Williams Partners	29,157
6	Plains All American Pipeline	26,231
7	**LINN + Berry[(1)]**	**18,634**
8	ONEOK Partners	17,948
9	Enbridge Energy Partners	16,864
10	Magellan Midstream Partners	16,519
11	MarkWest Energy Partners	14,118
12	**LINN Energy**	**14,049**
13	Access Midstream Partners	13,283
14	El Paso Pipeline Partners	10,882
15	Boardwalk Pipeline Partners	9,981
16	Sunoco Logistics Partners	9,500
17	Regency Energy Partners	9,241
18	Western Gas Partners	8,659
19	Targa Resources Partners	8,483
20	Atlas Energy	7,988
	Berry Petroleum	**4,585**

Substantial size provides risk diversification and opportunities

Source: Company filings and FactSet Research Systems.
(1) Illustratively assumes a combination at LINN's current market price of $30.11 and Berry's current market price of $51.12 as of 11/22/13.

Greater asset and commodity diversification



Uinta Basin
Piceance Basin
San Joaquin
Permian Basin
East Texas
ND
WY
UT
CA
CO
KS
OK
NM
TX
Corporate
MI
IL
Berry assets
LINN assets

LINN's size and diversity enable a high impact, lower risk integration of Berry's assets under development

Greater asset and commodity diversification

Provides diversification away from Berry's concentrated position in California

Q3 2013 daily production



Berry
Piceance
E. Texas 6%
4%
Uinta
20%
Permian
Basin
20%
California
50%
41.4 Mboe/d
Pro forma LINN
Piceance
Uinta 1%
4%
Mid-
Continent
32%
California
13%
E. Texas
3%
Willston
Basin
5%
Michigan
3%
Permian
Basin
12%
Green River
13%
Hugoton
Basin
14%
178.6 Mboe/d

Source: Company filings.

⑤ LINN is the most logical buyer

- Berry's assets are an excellent fit for LINN
  - LINN looks for predictable and stable production and cash flow to support the distribution with low geological risk
  - Growth to LINN's portfolio with increased geographic presence in California, the Permian Basin, East Texas, and the Rockies, as well as the addition of the Uinta Basin
- No other E&P MLP has the size or balance sheet to acquire Berry
  - LINN is the largest E&P MLP
  - Represents ~40% of the entire E&P MLP universe (total of 10 companies)
- New LinnCo structure was specifically designed to acquire C-Corp E&P companies
- No other buyers made an offer for Berry prior to announcement
  - In the summer of 2011 and summer of 2012, Berry management was contacted by two separate parties and engaged in discussions with such parties. Neither ultimately led to a transaction with Berry
  - In early February 2013, prior to the announcement, Berry, via Credit Suisse, contacted representatives of two additional parties. Neither ultimately bid on Berry
- **Berry did not receive a topping bid after the initial announcement in February**
- Berry's share price has not traded above the implied transaction price since announcing revised merger agreement on November 4th
  - The merger agreement allows for Berry's board to accept a superior proposal
- LINN has a successful track record of acquiring and integrating assets
  - LINN has completed ~60 transactions for more than $10 billion since its inception

6 LINN is offering compelling value for Berry shareholders

- The implied transaction price of $55.79 at announcement is a premium to Berry's historical share price
  - Berry's share price significantly increased YTD 2013 and closed at its 52-week high on November 1, the day prior to announcement
  - 14.4% premium to Berry's 52-week high closing share price of $48.75 on 11/1/13
  - 16.8% premium to the closing price of $47.75 prior to LINN's press release stating the SEC had no further comments to the S-4[(1)]
  - 44.6% premium to the closing price of $38.59 prior to Initial Agreement on 2/20/13
- Increase of 34% more LinnCo shares than the Initial Agreement and 53% more LinnCo shares than the Initial Proposal
- Implied transaction multiples are above precedent transactions
  - Implied transaction LTM EV/EBITDA multiple is above the median selected precedent transaction LTM EBITDA multiples
  - Implied daily production multiple is above the median selected precedent transaction multiples
- At the time of the Initial Agreement on 2/20/13, Berry was covered by 13 analysts[(2)] who had a mean target price of $41.62 per share
  - Current price targets assume a successful completion of the transaction

(1) Based on 10/31/13 closing price of $47.75. See appendix for details.
(2) Includes only analysts with price targets as of 2/20/13.

6 LINN is offering compelling value for Berry shareholders

The implied transaction price is at a premium to Berry's 52-week high

Premium to 52-week high closing share price prior to announcement



Acquiror / target
Apache / Mariner
LinnCo / Berry(1)
Occidental / Vintage
Chevron / Atlas
Exxon / XTO
Cimarex / Magnum
Denbury / Encore
ConocoPhilips / Burlington
Plains / Pogo
Helix / Remington
Petrohawk / KCS
Freeport / Plains
Halcon / GeoResources
Chevron / Unocal
Sandridge / Arena
Forest Oil / Houston
44.9%
14.4%
13.7%
13.3%
12.6%
12.3%
11.5%
11.2%
10.1%
9.0%
8.2%
7.5%
6.8%
(2.1%)
(11.6%)
(19.4%)
Average of transactions: 8.9%

Source: IHS Herolds, press releases and company filings
Note: Includes E&P transactions since 2005 with a stock component.
LinnCo / Berry not included in average.
(1) Based on 1.680x shares of LinnCo per Berry share and LinnCo's closing share price of $33.21 as of 11/1/13.

6 LINN is offering compelling value for Berry shareholders

The offer price is at a premium to Berry's historical share price performance

- The implied transaction price at announcement of $55.79[1] is
  - higher than any closing price that has occurred in the past two years
  - 14% premium to Berry's 52-week high prior to announcement
  - higher than all but 33 closing prices in Berry's entire trading history



Implied transaction price at announcement(1): $55.79
Implied transaction price as of 11/22/13(2): $52.85
60
50
40
30
20
10
0
7/8/1987
4/14/1991
1/19/1995
10/26/1998
8/3/2002
5/10/2006
2/14/2010
11/22/2013

Source: FactSet Research Systems.
(1) Based on 1.680x shares of LinnCo per Berry share and LinnCo's closing share price of $33.21 as of 11/1/13.
(2) Based on 1.680x shares of LinnCo per Berry share and LinnCo's closing share price of $31.46 as of 11/22/13.

6

LINN is offering compelling value for Berry shareholders

Implied daily production multiples for selected E&P transactions


Implied current daily production multiple at announcement
($ per Boe/d)
$58,783
Exxon/ XTO 12/14/09
$52,536
Cimarex/ Magnum 1/26/05
$100,675
Freeport/ Plains 12/5/12
$138,095
Halcon/ GeoResources 4/25/12
$323,648
Chevron/ Atlas 11/9/10
$65,665
Apache/ Mariner 4/15/10
$173,597
Sandridge/ Arena 4/4/10
$79,537
Denbury/ Encore 11/1/09
$76,400
Plains/ Pogo 7/17/07
$46,507
Forest Oil/ Houston 1/7/07
$79,503
Petrohawk/ KCS 4/21/06
$96,240
Helix/ Remington 1/23/06
$75,639
ConocoPhilips/ Burlington 12/12/05
$52,204
Occidental/ Vintage 10/13/05
$41,569
Chevron/ Unocal 4/4/05
Implied transaction value(1): $117,221
Median of transactions: $76,400
100% stock
Stock / cash mix
Gas transactions
Oil transactions(2)

Plains and Vintage had significant California assets

Note: Includes E&P transactions since 2005 with a stock component.

(1) Based on 1.680x shares of LinnCo per Berry share and LinnCo's closing share price of $33.21 as of 11/1/13. Enterprise value based on Berry share and balance sheet data per Berry public filings. Daily production of 41.4 Mboe/d for Q3 2013 per Berry public filings.

(2) Transactions where the % of proved oil reserves of the target are greater than 50%.

6 LINN is offering compelling value for Berry shareholders

Implied LTM EBITDA multiples for selected E&P transactions



Implied LTM EBITDA multiple at announcement
6.0x
6.6x
5.3x
11.0x
19.2x
7.4x
9.9x
11.8x
7.1x
4.6x
5.7x
6.2x
6.3x
7.5x
5.1x
Implied transaction value(1): 7.4x
Median of transactions: 6.6x
Exxon/ XTO 12/14/09
Cimarex/ Magnum 1/26/05
Freeport/ Plains 12/5/12
Halcon/ GeoResources 4/25/12
Chevron/ Atlas 11/9/10
Apache/ Mariner 4/15/10
Sandridge/ Arena 4/4/10
Denbury/ Encore 11/1/09
Plains/ Pogo 7/17/07
Forest Oil/ Houston 1/7/07
Petrohawk/ KCS 4/21/06
Helix/ Remington 1/23/06
ConocoPhilips/ Burlington 12/12/05
Occidental/ Vintage 10/13/05
Chevron/ Unocal 4/4/05
100% stock
Stock / cash mix
Gas transactions
Oil transactions(2)

Plains and Vintage had significant California assets

Source: IHS Herolds, press releases and company filings

Note: Includes E&P transactions since 2005 with a stock component.

(1) Based on 1.680x shares of LinnCo per Berry share and LinnCo's closing share price of $33.21 as of 11/1/13. Enterprise value based on Berry share and balance sheet data per Berry public filings. LTM EBITDA of $659 million as of 9/30/13 per Berry public filings.

(2) Transactions where the % of proved oil reserves of the target are greater than 50%.

6 LINN is offering compelling value for Berry shareholders

Implied 2013E / 2014E EBITDA multiples vs. selected E&P companies



EV / 2013E EBITDA
10.1x
9.0x
6.8x
6.4x
6.4x
6.3x
5.2x
4.9x
4.7x
4.6x
4.4x
Berry at transaction (11/22/13)(1): 6.6x
Selected company average: 6.3x
Laredo Petroleum Holdings
Resolute Energy
Cimarex Energy
SandRidge
Bill Barrett
Denbury Resources
SM Energy
Whiting Petroleum
Newfield Exploration
Swift Energy
Comstock Resources



EV / 2014E EBITDA
8.3x
6.8x
6.3x
6.0x
5.9x
5.7x
4.6x
4.5x
4.5x
4.4x
3.2x
Berry at transaction (11/22/13)(1): 6.0x
Selected company average: 5.4x
Laredo Petroleum Holdings
Resolute Energy
Denbury Resources
Cimarex Energy
SandRidge
Bill Barrett
SM Energy
Newfield Exploration
Whiting Petroleum
Swift Energy
Comstock Resources

No public company has Berry's asset mix or California focus

Source: Company filings, Wall Street research and I/B/E/S consensus estimates as of 11/22/13.

(1) Based on 1.680x shares of LinnCo per Berry share and LinnCo's closing share price of $31.46 as of 11/22/13. Enterprise value based on Berry share and balance sheet data per Berry public filings. 2013E and 2014E EBITDA per Prospectus filed on 11/14/13.

6 LINN is offering compelling value for Berry shareholders

Comparison of selected E&P companies operating data

Operating areas

Berry


Piceance 6%
E. Texas 4%
Uinta 20%
Permian 20%
California 50%

~80% Oil
19.2x R/P

Bill Barrett


Other 2%
Mid-Con 11%
Niobrara 25%
Uinta 26%
Piceance 36%

39% Oil
12.9x R/P

Cimarex


Gulf Coast / Other 3%
Permian 30%
Mid Continent 67%

46% Oil
8.8x R/P

Comstock


Other 2%
S. Texas 36%
E. Texas / N. Louisiana 62%

21% Oil
7.7x R/P

Denbury


Gulf Coast Non-Tertiary 14%
Other Rockies Non-Tertiary 7%
Cedar Creek Anticline 26%
Tertiary CO2 Oil Fields 53%

93% Oil
17.5x R/P

Laredo


Permian 100%

58% Oil
13.6x R/P

Operating areas

Newfield


Other Mid-Con 37%
Eagleford 7%
Bakken 11%
Uinta 21%
Other 6%
Anadarko 18%

44% Oil
12.6x R/P

Resolute


Other 8%
Permian 27%
Utah 65%

76% Oil
18.3x R/P

SandRidge


Other 8%
Offshore 17%
Permian 10%
Mid-Con 65%

46% Oil
10.8 x R/P

SM Energy


Permian 6%
Mid-Con 14%
Bakken 19%
Eagle Ford 61%

30% Oil
6.2x R/P

Swift Energy


Central Louisiana 11%
Southeast Louisiana 8%
Eagle Ford 81%

48% Oil
16.4x R/P

Whiting


Other 6%
Permian 13%
Bakken / Rockies 81%

79% Oil
11.7x R/P

No public company has Berry's asset mix or California focus

Source: Company filings, Wall Street research.

6 LINN is offering compelling value for Berry shareholders

LINN is acquiring Berry at high oil prices and Brent / WTI spread

- Approximately half of Berry's production is priced off of Brent
- Brent is currently trading at a significant premium to WTI

Berry's Q3 2013 production



Natural Gas
20%
Brent (1)
50%
WTI
30%

Brent – WTI crude oil differentials



($/Bbl)
($0.62)
$0.68
($1.76)
$0.38
$0.78
$16.82
$18.72
$11.31
$12.65
$14.32
$13.57
$11.99
$10.57
2006A
2007A
2008A
2009A
2010A
2011A
2012A
11/1/2013(2)
2013E
2014E
2015E
2016E
2017E
Historical Brent – WTI
Forecasted ICE Brent – NYMEX WTI (3)

A reversion of global prices to WTI could adversely impact Berry's value

Source: Company filings and Bloomberg as of 11/22/13.
(1) Reflects California production.
(2) Day prior to announcement date of 11/4/13.
(3) Current as of 11/22/13 per Bloomberg.

6 LINN is offering compelling value for Berry shareholders

Selected E&P companies' share prices have decreased since November 1, 2013

Commodities / Indices / companies	R^2 with Berry[1]	% change since 11/1/13[2]
WTI Crude Oil - 12-month strip ($/bbl)	66.3%	0.5%
Brent Crude Oil - 12-month strip ($/bbl)	67.0%	4.3%
Denbury Resources Inc.	41.8%	(8.2%)
Whiting Petroleum Corporation	60.6%	(4.6%)
Newfield Exploration Company	8.5%	(1.4%)
Cimarex Energy Co.	34.3%	(1.6%)
SandRidge Energy, Inc.	39.4%	(7.8%)
SM Energy Company	74.7%	3.2%
Laredo Petroleum Holdings, Inc.	64.4%	(7.2%)
Comstock Resources	3.4%	1.2%
Bill Barrett Corporation	14.3%	(6.2%)
Swift Energy Company	24.7%	6.3%
Resolute Energy Corporation	26.7%	(0.1%)
DJ Industrial Average	27.2%	2.5%
S&P 500	23.1%	2.4%
S&P 500 / Oil & Gas E&P	57.5%	0.1%

Source: FactSet Research Systems.
Note: As of 11/22/13.
(1) Represents R^2 with Berry share price from 1/1/10 to 2/20/13.
(2) Represents the percent change since announcement of Revised Agreement.

LINN is offering compelling value for Berry shareholders

The transaction price is within the range of fairness per financial advisors


Net Asset Value Analysis(2)
Current implied transaction price of $52.85(1)
Credit Suisse 3P Reserves
$41.57
$54.00
Credit Suisse 2P Reserves
$35.92
$46.57
Citigroup
$43.28
$57.90

Source: Prospectus filed on 11/14/13.
(1) Based on 1.680x shares of LinnCo per Berry share and LinnCo's closing share price of $31.46 as of 11/22/13.
(2) Based on NYMEX as of 10/31/13.

6 LINN is offering compelling value for Berry shareholders

Berry shareholders are receiving full value for Permian

Permian Asset Highlights

Berry's Permian assets have performed well

- Production of 8,355 boe/d in Q3 2013, up from 1,225 boe/d in 2010
- Running 2 of 3 rigs in Ector County, where Berry has ~100 locations left to drill on 40's
- Vertical wells typically produce from multiple zones and have generated strong returns

Berry management has identified significant upside in the horizontal Wolfcamp

- Evaluated publicly available horizontal well economics and performance from offset operators with attractive results
- Analysis included all viable horizontal locations
- <u>Included in the NAV analyses by Berry and LINN's financial advisors</u>

Permian Basin Stratigraphic Column



LOWER SPRABERRY
WOLFCAMP A
WOLFCAMP B
WOLFCAMP C
CLINE
STRAWN
ATOKA BEND

Horizontal Potential Under Evaluation



600
500
400
300
200
100
-
BOPD
Peer Hz well A *
Wolfcamp B at 9650' TVD
5600' lateral; 30 Frac Stages
IP30 of 665 BOEPD at 93% oil
Berry's 2013 Ector Co Wells
Peer Hz well B *
Wolfcamp B at 9560' TVD
3733' lateral; 15 Frac Stages
IP30 of 428 BOEPD at 90% oil
1 2 3 4 5 6 7 8 9 10 11 12
Production Months

* From public data

Est. Crude Recovery for 22 '13 Horizontals Across the Permian



1,000
100
10
1
Oil EUR, MBO
10
50
90
Cumulative Probability, %

7 LINN's tax attributes and unique structure benefit Berry shareholders in pro forma company

- The transaction is expected to be tax-free to Berry shareholders
  - Structured as a stock-for-stock merger of Berry with LinnCo followed by a contribution of Berry to LINN in exchange for additional LINN units
    - Berry will be converted into a limited liability company and then it will be contributed to LINN in exchange for LINN units
  - This arrangement allows LINN to own Berry's assets in a pass-through entity without any immediate payment of tax
- Berry transaction is not currently expected to give rise to any additional tax liability for LinnCo for the next three years over and above LinnCo's previously disclosed estimates
- Unique LINN / LinnCo structure allows investors to own an interest in LINN in two ways:
  - LINN (Partnership for tax purposes / Schedule K-1)
  - LinnCo (C-Corp for tax purposes / Form 1099-Div)
- Structure facilitates institutional investor ownership in MLP
  - Reduced tax reporting burdens
- Berry shareholders to receive shares of LinnCo
  - LinnCo's sole assets are LINN units and reserves for income taxes payable by LinnCo

Why Does Berry Like the LINN Merger?

Observations

- Combined size and scale can fully maximize the value of Berry's assets and lower capital intensity
- Berry's long-lived reserves with shallow decline profile fit the Upstream MLP model
- LINN's dividend is ~9x greater than Berry's
- Merger is a tax-free event for Berry shareholders
- LINN hedges 100% of expected production for 5 years
- Berry's oil technical expertise is further leveraged by acquiring more mature assets

Berry Heavy Oil Assets Fit MLP Profile



15,000
12,000
9,000
6,000
3,000
0
BOE/D
Shallow 1.5 % (CAGR) decline in production from S. Midway Asset Team
2009
2010
2011
2012
2013E

Greater Asset & Commodity Diversification



Uinta Basin
ND
MI
WY
Piceance Basin
IL
CA
UT
CO
KS
OK
East Texas
San Joaquin
NM
TX
Corporate
Permian Basin

Receiving Value for Heavy Oil Assets



$400
$300
$200
$100
$0
$ MM
S. Midway Free Cash Flow
S. Midway Capital
2009
2010
2011
2012
2013E

Why Invest in the Merger of LINN and Berry?

Strong Business Fundamentals

- Long-lived reserves with shallow decline profile
- Diverse development opportunities
- Visible organic growth
- Track record of acquiring high-return assets
- No federal income taxes
- Commodity price risk mitigated through hedging
- Opportunity set in combined portfolio lowers capital intensity

Focus on Delivering Value

- Merger is accretive to LINN's cash available for distribution
- Merger enhances credit profile by improving Debt: EBITDA ratio by 0.75x
- LINN becomes 12th largest independent E&P
- ~30% average total yearly return since 2009
- 81% increase in quarterly distribution since January 2006 IPO
- Further acquisitions increase distributions and equity

Execution: ~201% TSR Since IPO



250%
200%
150%
100%
50%
0%
(50%)
2006
2007
2008
2009
2010
2011
2012
2013
~206%
~201%
~82%
~62%
~51%
LINE Total Return (TR)
LINE Price Appreciation
Alerian MLP TR Index
S&P Mid-Cap E&P TR Index
S&P 500 TR Index

Source: LINN Energy public filings.

Appendix

ROCKIES
CALIFORNIA
TEXAS

California Crude Oil Fundamentals

Strong Margins at Current Prices

Brent / Midway-Sunset / WTI Crude Pricing



130
120
110
100
90
80
70
BRENT
MWSS
WTI
B$/Barrel
10/12
12/12
2/13
4/13
6/13
8/13

CA Gross Operated Oil Production (MBbl/D)

	2011	2012	2013
Chevron	*160*	*156*	156
Aera (Shell/Exxon)	*146*	*135*	133
Oxy	*104*	*107*	108
Plains (FCX)	*34*	*33*	33
Berry	*19*	*20*	21
Seneca (NFG)	*7*	*7*	8
Top 6 Producers	*470*	*458*	459

Source: CA Division of Oil, Gas & Geothermal Resources; 2013 Data Through May

Commentary

- Berry is the 5th largest oil producer in California
- California refineries are configured to process heavy crude such as Berry's
- Of the 2 MMBOED refined in-state, ~30% comes from indigenous barrels; remainder is imported from outside U.S.
- There are no pipelines to deliver crude oil into PADD 5 from other producing locations
- Because of no physical link with West Texas production, California crude trades in relationship with Brent, not WTI

EIA PADD Map



PADD 5:
West Coast,
AK, HI
PADD 4:
Rocky
Mountain
PADD 2:
Midwest
PADD 3: Gulf Coast
PADD 1:
East
Coast
PADD1A:
New England
PADD1B:
Central
Atlantic
PADD1C:
Lower
Atlantic

* Source: EIA

Berry's California Assets

Significant Oil Resource Under Development

McKittrick 21Z

One of 5 early stage Steam Floods

N. Midway Diatomite

Berry's largest development project

S. Midway-Sunset

Berry's legacy oil asset



Poso Creek
Belridge N.
Belridge S.
Kern Front
Kern River
SAN
Rio Bravo
5
BAKERSFIELD
Cymric
Elk Hills
JOAQUIN
99
58
Buena Vista
Midway-Sunset
KERN COUNTY
SAN LUIS OBISPO COUNTY
BASIN
5

Pilot Steam Flood Area

Placerita

L.A. County

S. Midway-Sunset

Free Cash Flow Funds Berry's Development

Asset Highlights

- Stable production from legacy assets in the 9th largest field in the U.S.
- Produced 12,275 BOPD in Q3, 92% NRI
- Produce heavy crude (13° API) using steam injection with development focused on deeper pay zones and continuous injection in flanks
- S. Midway asset team should deliver ~$250 MM of free cash flow in 2013
- Successfully maximizing cash flow and achieving more shallow decline than 5% - 8% forecast

S. Midway-Sunset Field Map



S. Midway
Ethel D.

S. Midway Production History



15,000
12,000
9,000
6,000
3,000
0
BOE/D
-1.5% CAGR
2009
2010
2011
2012
2013E

Recovery by Gravity Drainage into Horizontal Wells



Poso Creek

Successful Conversion from Cyclic Steam to Steam Flood

Asset Highlights

- 800 acres, 100% working interest, 86% NRI
- Approximately 200 producing wells with an average depth of 1,300 feet
- Approximately 80% of the oil produced is from steam flooding; 20% is from steam-cycled producers
- Poso Creek exemplifies the appraisal, drilling and development cycle of a typical heavy oil steam flood

Production Profile



BOE/D
5,000
4,000
3,000
2,000
1,000
0
Actual
Forecast
2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2016

Poso Creek Field Map



Current Steam flood

New Steam Floods

Accelerating 21z Conversion from Cyclic to Steam Flood

Asset Highlights

- Accelerating conversion to steam flooding from cyclic steaming at McKittrick 21Z should enhance performance, drive production growth and value
- Pays and steam flood response improving at 21Z as development shifts to the northwest
- Berry's other steam flood projects (Pan, Mya, Fairfield, Main Camp) continue to progress
- Berry's strategy is to pursue similar bolt-on opportunities to leverage steam flood expertise

21Z Quarterly Production History Since 2012



3,000
2,500
2,000
1,500
1,000
500
0
BOE/D
34% CAGR: Q1 2012 – Q3 2013
Actual
Forecast
Q1 '12
Q2 '12
Q3 '12
Q4 '12
Q1 '13
Q2 '13
Q3 '13
'14E
'15E
'16E

Project Locator Map



Chevron's 1Y Diatomite Development
AERA's CALSO Development
Improving pays and steam flood response
21Z
New Projects
Pan
Berry's Diatomite Development
USL 12 Mya
Main Camp

Diatomite

Consistently Growing a High-Margin Asset

Asset Highlights

- 360 million barrels of oil in place on 540 acres, targeting 23% - 40% recovery or 83 - 144 MMBOE
- 100% working interest, ~90% NRI
- Average drilling depth of 800 feet; contains 15° API gravity heavy oil
- Targeting ~1,000 wells on 5/8 acre spacing
- Focusing on consistently growing the completion count and delivering quarterly production growth

Diatomite Field Map


212
Berry
Chevron
Belgian
Tidewater
Southwestern
Severini
Pan
Fairfield
USL-12
Fairfield

Production History from 2009 to 2013


8,000
6,000
4,000
2,000
0
BOE/D
Manufacturing Focus
Miller Era at DOGGR
Integration of technology and operations
Jan-09
Apr-09
Jul-09
Oct-09
Jan-10
Apr-10
Jul-10
Oct-10
Jan-11
Apr-11
Jul-11
Oct-11
Jan-12
Apr-12
Jul-12
Oct-12
Jan-13
Apr-13
Jul-13
13-Oct

Quarterly Production History Since 2012


6,000
5,000
4,000
3,000
2,000
1,000
0
MBOE/D
12% CAGR
+285 bbl/d
+530 bbl/d
+355 bbl/d
+260 bbl/d
+620 bbl/d
+445 bbl/d
Q1 '12
Q2 '12
Q3 '12
Q4 '12
Q1 '13
Q2 '13
Q3 '13

Berry's Uinta Assets

Adding Value From Higher Production, Lower Costs, Improved Margins

Asset Highlights

- Compiled ~122,000 net acres with ~75 MMBOE of risked resource since entering basin in 2003
- Current production on 40-acre spacing; historically 60% crude oil and 40% gas
- Significant drilling inventory targeting the Green River and Wasatch reservoirs
- Improving margins through railing crude oil to markets outside of Salt Lake City
- Reduced average drilling days from 12 days in 2012 to fewer than 8 days in 2013

Uinta Resource Development


WASATCH
POTENTIAL
LOWER GREEN
RIVER EXTENSION
Lake Canyon
Brundage Canyon
GREEN RIVER
DEVELOPMENT
Ashley Forest
LEGEND
Acreage Acquired in 2012

Risked Production Profile


10,000
5,000
0
BOED
15% CAGR
2009
2010
2011
2012
2013

Drilling Days by Quarter


16
12
8
4
0
Drilling Days
14
6
Q1 '12
Q2 '12
Q3 '12
Q4 '12
Q1 '13
Q2 '13
Q3 '13

Berry analyst views

	Pre-February announcement			2/21/13 – 11/1/13			November announcement – current		
Broker	**Date**	**Rating**	**Target**	**Date**	**Rating**	**Target**	**Date**	**Rating**	**Target**
Wunderlich Securities	11/02/12	Hold	$40.00	10/24/13	Buy	$55.00	11/06/13	Hold	$55.00
Goldman Sachs	11/02/12	Hold	40.00	03/31/13	Hold	45.00	11/05/13	Hold	54.00
Howard Weil	01/31/13	Buy	41.00	10/23/13	Hold	47.00	11/04/13	Hold	47.00
RBC Capital Markets	02/05/13	Buy	46.00	10/23/13	Hold	49.00	11/04/13	Hold	55.00
Wells Fargo Securities	01/31/13	Buy	NA	10/23/13	Hold	NA	11/04/13	Hold	NA
Sterne, Agee & Leach	02/04/13	Hold	NA	10/24/13	Hold	NA	NA	NA	NA
Barrington Research	02/01/13	Hold	39.00	10/23/13	Hold	NA	NA	NA	NA
KeyBanc Capital Markets	01/31/13	Buy	50.00	10/23/13	Hold	NA	NA	NA	NA
Raymond James	01/31/13	Sell	NA	10/23/13	Hold	NA	NA	NA	NA
			Mean since Q3 earnings			**$50.33**			**$52.75**
			Median since Q3 earnings			**49.00**			**54.50**
BMO Capital Markets	02/04/13	Hold	$37.00	10/17/13	Hold	$44.00	NA	NA	NA
Susquehanna Financial Group	01/23/13	Buy	44.00	10/16/13	Buy	51.00	NA	NA	NA
Stifel Nicolaus	01/31/13	Hold	NA	10/11/13	Hold	NA	NA	NA	NA
Tudor Pickering & Co	01/03/13	Hold	46.00	07/05/13	Hold	47.00	NA	NA	NA
EVA Dimensions	01/15/13	Sell	NA	03/02/13	Buy	NA	NA	NA	NA
Global Hunter Securities	02/05/13	Hold	35.00	02/27/13	Hold	35.00	NA	NA	NA
JPMorgan	02/11/13	Buy	48.00	NA	NA	NA	NA	NA	NA
SunTrust Robinson Humphrey	01/31/13	Buy	43.00	NA	NA	NA	NA	NA	NA
Credit Suisse (1)	01/18/13	Sell	32.00	NA	NA	NA	NA	NA	NA
Overall mean			**$41.62**			**$46.63**			**$52.75**
Overall median			**41.00**			**47.00**			**54.50**

Source: Bloomberg and Wall Street research.
(1) Credit Suisse analyst research is currently restricted.

Selected E&P C-Corps 1-day share price performance

- Before market open on November 1, 2013 LINN issued a press release stating the SEC had no further comments to the S-4

	Share price as of		
	10/31/13	11/1/13	% change
Denbury Resources	$18.99	$18.85	(0.7%)
Cimarex Energy	105.35	102.92	(2.3%)
Whiting Petroleum	66.89	66.13	(1.1%)
SM Energy	88.61	87.99	(0.7%)
SandRidge Energy	6.34	6.38	0.6%
Newfield Exploration	30.45	30.45	–
Laredo Petroleum Holdings	31.77	31.26	(1.6%)
Bill Barrett	27.67	30.17	9.0%
Swift Energy	13.72	12.96	(5.5%)
Comstock Resources	17.11	17.61	2.9%
Resolute Energy	9.38	9.34	(0.4%)
Mean			0.0%
Berry	$47.75	$48.75	2.1%
LINN	27.70	30.82	11.3%
LinnCo	29.49	33.21	12.6%

Source: FactSet Research Systems.

LinnCo share price performance since IPO


2/20/13: Initial Agreement announced
5/6/13: S-4 amendment 1 filed
6/4/13: S-4 amendment 2 filed
11/14/13: Revised Agreement went effective
11/4/13: Revised Agreement announced
11/1/13: LINN press release announcing SEC has no further comments on S-4 and conference call
10/12/12: LinnCO Initial Public Offering
9/11/13: Press release announcing planned submission of an amended S-4 (9/18/13)
10/29/13: S-4 amendment 6 filed
10/28/13: LINN Q3 earnings release
2/16/13: Barron's published an article on LINN
5/6/13: Barron's released 2nd article on LINN
8/9/13: S-4 amendment 3 filed
10/22/13: S-4 amendment 5 filed
7/1/2013: Voluntarily disclosed informal SEC inquiry
9/18/13: S-4 amendment 4 filed
($ per share)
$44
$42
$40
$38
$36
$34
$32
$30
$28
$26
$24
(volume in 000s)
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
10/12/12
12/18/12
2/22/13
5/3/13
7/9/13
9/13/13
11/22/13
Volume
LinnCo share price

Source: Company filings and FactSet Research Systems.

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